FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 28, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press Release

MTS and VimpelCom express joint interest in acquisition of Tele2 Russia

March 28, 2013

Moscow, Russian Federation and Amsterdam, The Netherlands — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, and VimpelCom Ltd (“VimpelCom” or “VIP” — NYSE:VIP), a leading international provider of telecommunications services, announce that both companies have submitted a joint letter for the attention of Mr. Mike Parton, Chairman, and Mr. Mats Granryd, President and CEO, of Tele2 AB, expressing their interest in the acquisition of Tele2 Russia, a subsidiary of Tele2 AB.

In the letter, MTS and VIP indicate that they would be prepared jointly to acquire 100% of Tele 2 Russia for between US$ 4.0 - 4.25 billion, including US$1.15 billion of net debt.  This represents a premium of up to 30% for Tele2 AB and its shareholders relative to the equity value of the recently announced offer from VTB Capital.

In the letter, both Mr Andrei Dubovskov, President and Chief Executive Officer of MTS, and Mr Jo Lunder, Chief Executive Officer of VimpelCom, wrote, “We would like to express our strong interest in providing an alternative offer to the shareholders of Tele2 AB and we think this is a distinctly more attractive proposal.  We remain convinced that we can create vastly superior value for your shareholders and would be prepared to enter into discussions immediately with the aim of being able to conclude a transaction within a short timeframe and hence deliver the sort of transaction certainty we imagine Tele2 would be seeking.”

They added, “We believe that MTS and VimpelCom demonstrate organizational strengths that combine well with the values of an organization like Tele2 and its shareholders.  Both companies are publicly listed on the New York Stock Exchange, which mandates the highest levels of information transparency and corporate governance standards.  MTS and VimpelCom are leading employers in Russia, and their adoption of leading procurement and technological practices will ensure that Tele2 employees will identify with a culture that is as open and dynamic as any global company.  Likewise, both companies believe that a combined transaction is feasible and that a joint approach would ensure that the necessary regulatory approvals, consistent with the practices of the Federal Anti-Monopoly Service (FAS), would be obtained for the regional markets concerned.”

Mr Dubovskov and Mr Lunder also commented, “Neither MTS nor VimpelCom were permitted to meet with Tele2 AB financial advisors or management to discuss the potential acquisition, which is why we have sent the letter to the Board of Directors and management of the company today.”

For further information, please contact:

Joshua B. Tulgan	Gerbrand Nijman
Director, Corporate Finance and Investor Relations	Investor Relations
Mobile TeleSystems OJSC	VimpelCom Ltd.
Tel: +7 495 223 2025 (Moscow)	Tel:+31 (0)20 79 77 200 (Amsterdam)
E-mail: ir@mts.ru	E-mail: Investor_Relations@vimpelcom.com

Bobby Leach
Media and Public Relations
Tel: +31 (0)20 79 77 200 (Amsterdam)
E-mail: pr@vimpelcom.com

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 767 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2012 VimpelCom had 214 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events of MTS and VimpelCom, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS and VimpelCom file from time to time with the U.S. Securities and Exchange Commission, specifically the respective companies’ most recent Forms 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with our countries of operation, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: March 28, 2013

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